UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the fiscal year ended December 31, 2007

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transaction period from              to

Commission file number: 1-11277

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Valley National Bank Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

Valley National Bank

Savings and Investment Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Plan Administrator

Valley National Bank

Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Valley National Bank Savings and Investment Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Valley National Bank Savings and Investment Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for additional analysis and is not a required part of the 2007 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey
June 26, 2008

Report of Independent Registered Public Accounting Firm

Valley National Bank

Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Valley National Bank Savings and Investment Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform the audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

June 28, 2007

Valley National Bank

Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments at fair value:
Mutual funds	$62,591,246	$54,001,946
Common collective trust	713,573	691,759
Valley common stock fund	5,201,561	6,651,650
Employee stock ownership fund	8,915,043	13,609,570

Total investments	77,421,423	74,954,925

Participant loans	70,435	85,908

Total Assets	$77,491,858	$75,040,833

Liabilities
Benefit Claims payable	$53,212	$—
Accrued expenses and other liabilities	45,277	—

Total Liabilities	98,489	—

Net assets available for benefits at fair value	77,393,369	75,040,833

Adjustment from fair value to contract value for fullybenefit-responsive investment contract (Note 1)	7,754	—

Net assets available for benefits	$77,401,123	$75,040,833

See accompanying notes to financial statements.

Valley National Bank

Savings and Investment Plan

Statement of Changes in Net Assets

Available for Benefits

Year ended December 31, 2007

	Mutual Funds*	Valley Common Stock Fund	Employee Stock Ownership Fund	Participant Loans	Plan Total
Employer contributions, net of forfeitures	$1,145,524	$147,709	$46,110	$—	$1,339,343
Employee contributions	4,781,786	576,972	—	—	5,358,758

Total contributions	5,927,310	724,681	46,110	—	6,698,101

Investment income:
Dividends and interest	2,976,203	209,823	430,981	—	3,617,007
Net investment gain (loss)	2,923,627	(1,521,431)	(3,143,179)	—	(1,740,983)

Net investment income (loss)	5,899,830	(1,311,608)	(2,712,198)	—	1,876,024

Transfer of assets from Shrewsbury State Bank Retirement Savings Plan	21,129	—	—	—	21,129
Transfers among funds	1,344,119	(441,614)	(902,505)	—	—
Loan repayments	14,997	1,368	—	(10,080)	6,285
Distributions	(4,588,517)	(521,405)	(1,125,934)	(5,393)	(6,241,249)

Net increase (decrease) in net assets available for benefits	8,618,868	(1,548,578)	(4,694,527)	(15,473)	2,360,290

Net assets available for benefits at beginning of year	54,693,705	6,651,650	13,609,570	85,908	75,040,833

Net assets available for benefits at end of year	$63,312,573	$5,103,072	$8,915,043	$70,435	$77,401,123

*	The mutual fund column includes changes in net assets for mutual funds and a common collective trust.

See accompanying notes to financial statements.

Valley National Bank

Savings and Investment Plan

Statement of Changes in Net Assets

Available for Benefits

Year ended December 31, 2006

	Mutual Funds*	Valley Common Stock Fund	Employee Stock Ownership Fund		Participant Loans	Plan Total
			Unallocated	Allocated
Employer contributions, net of forfeitures	$—	$—	$—	$1,250,562	$—	$1,250,562
Employee contributions	4,397,099	569,002	—	—	—	4,966,101

Total contributions	4,397,099	569,002	—	1,250,562	—	6,216,663

Investment income:
Dividends and interest	2,229,368	193,562	—	421,751	—	2,844,681
Net investment gain	2,886,198	824,365	—	1,766,299	—	5,476,862

Net investment income	5,115,566	1,017,927	—	2,188,050	—	8,321,543

Transfer of assets from Shrewsbury State Bank Retirement Savings Plan	1,553,086	11,641	—	—	47,593	1,612,320
Transfer among funds	38,760	5,142	—	(43,902)	—	—
Loan repayments	32,233	3,061	—	—	(26,989)	8,305
Distributions	(2,779,218)	(276,234)	(976)	(704,014)	(8,994)	(3,769,436)

Net increase (decrease) in net assets available for benefits	8,357,526	1,330,539	(976)	2,690,696	11,610	12,389,395
Net assets available for benefits at beginning of year	46,336,179	5,321,111	976	10,918,874	74,298	62,651,438

Net assets available for benefits at end of year	$54,693,705	$6,651,650	$—	$13,609,570	$85,908	$75,040,833

*	The mutual fund column includes changes in net assets for mutual funds and a common collective trust.

See accompanying notes to financial statements.

Valley National Bank

Savings and Investment Plan

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies

General

The accompanying financial statements of the Valley National Bank (the “Bank”) Savings and Investment Plan (the “Plan”) have been prepared on an accrual basis of accounting in accordance with U.S generally accepted accounting principles. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Certain prior period amounts have been reclassified to conform to the current presentation.

Effective January 1, 2006, each 401k participant of Shrewsbury State Bank Retirement Savings Plan, which was acquired on March 31, 2005, became a participant in the Bank’s Plan. Shrewsbury State Bank Retirement Savings Plan assets totaling $21,129 and $1,612,320 were transferred at fair market value to the Plan during 2007 and 2006, respectively.

Plan Amendments

Effective January 1, 2007, the Bank prospectively amended the Plan such that all employer contributions are credited to participant accounts in cash rather than shares of Valley National Bancorp common stock; a participant entitled to a distribution of benefits under the terms of the Plan can elect a distribution in-kind of any portion of his ESOP account invested in Valley National Bancorp common stock; and a participant shall have the right to diversify his ESOP account at anytime.

Use of Estimates

A number of estimates and assumptions have been made relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Valley National Bank

Savings and Investment Plan

Notes to Financial Statements (continued)

Management of Trust Assets

Mutual funds of the Plan are managed by Fidelity Investments, Inc. (“Fidelity”). Effective June 2, 2003, Fidelity assumed the administration function as the custodian and investment manager of the Valley Common Stock Fund and the Valley common stock held in the Employee Stock Ownership Fund.

Costs of management services rendered on behalf of the Plan were paid by the Bank and totaled $45,026 and $58,537 for the years ended December 31, 2007 and 2006, respectively.

Investment valuation

Mutual funds, the Employee Stock Ownership Fund and the Valley Common Stock Fund are stated at fair market value with related changes in unrealized appreciation and depreciation reflected in net investment gain (loss) on the statement of changes in net assets available for benefits. The fair market values of these investments are based on quoted prices in active markets.

Purchases and sales of securities are recorded on a trade-date basis, with the exception of the Employee Stock Ownership Fund, in which purchases are recorded on trade date and sales are recorded on settlement date. At December 31, 2007 and 2006, there was no effect on the financial statements related to recording transactions in the Employee Stock Ownership Fund on a settlement date basis. Interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

Realized gains or losses are calculated on a specific identification basis.

Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1 , Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the FSP) requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Valley National Bank

Savings and Investment Plan

Notes to Financial Statements (continued)

Concentration of Risk

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Valley National Bank

Savings and Investment Plan

Notes to Financial Statements (continued)

2. Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is primarily a participant-directed, defined contribution plan and generally covers all employees of the Bank provided such employee has completed 1,000 hours of service over a continuous 12-month period, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants may direct contributions made by or for them to be applied to all or any investment funds in  1/2% increments from 1% to 100% of compensation as defined or such amount permissible under the Internal Revenue Code (the “Code”). The employer’s contributions are credited to participant accounts in cash. A participant is 100% vested at all times for his/her tax deferred contributions. The employer’s contributions and earnings or losses on employer contributions made to a participant’s account are vested 20% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service. Included in employee contributions are rollovers of $404,885 and $207,202 for the years ended December 31, 2007 and 2006, respectively.

The Bank has agreed to match the employees’ contributions to the Plan in an amount equal to 100% of 2% of each participant’s salary deferred contributions as established by the Bank. All contributions are paid to the investment manager, Fidelity, by the Bank. Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution and plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is equal to the vested balance in their account.

After a participant’s separation from service with the Bank for any reason (retirement, termination, etc.), distributions are made in accordance with the terms of the Plan.

If the Plan was terminated, all participants of the Plan would automatically become 100% vested in their fund balances. Although the Bank has not expressed any intent to terminate the Plan, it may do so at any time by action of its Board of Directors.

Valley National Bank

Savings and Investment Plan

Notes to Financial Statements (continued)

3. Investments

The following is a summary of individual investments, at fair market value, that represent 5% or more of net assets available for benefits at December 31, 2007 and 2006:

Description	2007	2006
Fidelity Cash Reserve Fund	$6,923,958	$5,864,870
Spartan U.S. Equity Index Fund	9,045,488	8,497,645
Fidelity Growth Company Fund	14,850,864	13,171,304
Fidelity Balanced Fund	9,684,167	8,652,398
PIMCO Total Return Fund	6,847,199	6,141,452
Valley Common Stock Fund	5,201,561	6,651,650
Employee Stock Ownership Fund	8,915,043	13,609,570

	$61,468,280	$62,588,889

4. Forfeitures and Withdrawals

Forfeitures arising from the termination of participants who were not fully vested shall be used by the Bank to reduce its contributions. Total forfeitures for 2007 and 2006 were $32,509 and $66,623, respectively.

Withdrawals are recorded when paid. The total amount of claimed but unpaid withdrawals at December 31, 2006 was $130,667. There were no claimed but unpaid withdrawals at December 31, 2007.

5. Federal Income Tax

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003 stating that the Plan and underlying trust is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. ESOP

On October 16, 1998, Valley acquired Wayne Bancorp, Inc., parent of Wayne Savings Bank F.S.B. On May 1, 1999, the Wayne Savings Bank Employee Stock Ownership Plan (the Wayne “ESOP”) was merged

Valley National Bank

Savings and Investment Plan

Notes to Financial Statements (continued)

into the Plan. In June 1996, the Wayne ESOP entered into a $1,785,110 borrowing agreement with Wayne Bancorp, Inc. Upon the merger, the underlying common shares held in the ESOP were exchanged for 1.1 shares of Valley common stock and the Plan assumed the borrowing as of May 1, 1999 with an outstanding balance of $1,190,073. The term borrowing agreement was transferred to the Bank. The agreement provided for the borrowing to be repaid over ten years and was fully satisfied in 2005.

As the Bank makes each payment of principal, an appropriate percentage of common stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the Code. Shares vest fully upon allocation. The borrowing was collateralized by the unallocated shares of the Bank’s common stock. The Bank (the lender) has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

•	the accounts of employees with vested rights in allocated stock (allocated); and

•	stock not yet allocated to employees (unallocated).

All share amounts have been restated to reflect Valley National Bancorp’s five percent common stock dividend paid on May 23, 2008, and all prior stock dividends and splits.

All of the shares under the ESOP were allocated as of December 31, 2007.

7. Related Party Transactions

Certain costs of administrative services rendered on behalf of the plan, including accounting, tax, legal, audit and other administrative support, were borne by the bank which amounted to $57,025 and $56,100 in 2007 and 2006, respectively. Recordkeeping fees are paid from plan assets and amounted to $13,287 in 2007.

The Plan invests in certain funds that are managed by Fidelity. Fidelity is the custodian of the Plan’s assets and therefore these transactions qualify as party-in-interest transactions.

Valley National Bank

Savings and Investment Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500:

2007
Net assets available for benefits per the financial statements	$77,401,123
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(7,754)

Net assets available for benefits per the Form 5500	77,393,369

Changes in net assets available for benefits per the financial statements	2,360,290
Employer Contributions	(46,081)
Change in adjustment from fair value to contract value for fully benefit-responsive investment contract	(2,441)

Changes in net assets available for benefits per the Form 5500	$2,311,768

Schedule 1

Valley National Bank

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2007

Identity of Source	Notes	Description of Investment	Number of Shares or Units	Cost	Fair Value
		Mutual Funds:
(4)	(2)	Fidelity Cash Reserves	6,923,957.960	$(1)	$6,923,958
(4)	(2)	Fidelity Intermediate Bond Fund	0.004	(1)	—
(4)		Spartan U.S. Equity Index Fund Investor Class	174,286.864	(1)	9,045,488
(4)	(2)	Fidelity Worldwide Fund	139,240.960	(1)	2,975,579
(4)	(2)	Fidelity Growth Company Fund	178,969.193	(1)	14,850,864
(4)	(2)	Fidelity Growth & Income Portfolio	29,625.855	(1)	808,193
(4)	(2)	Fidelity Advisor Equity Income Fund Class I	61,364.350	(1)	1,828,044
(4)	(2)	Fidelity Balanced Fund	493,838.179	(1)	9,684,167
(4)	(2)	Fidelity Low-Priced Stock Fund	31,672.933	(1)	1,302,708
(4)	(2)	Fidelity Diversified International Fund	77,096.327	(1)	3,076,144
(4)	(2)	Fidelity Dividend Growth Fund	16,967.727	(1)	498,851
(4)	(2)	Fidelity Freedom Income Fund	4,471.437	(1)	51,198
(4)	(2)	Fidelity Freedom 2000 Fund	1,221.329	(1)	15,108
(4)	(2)	Fidelity Freedom 2010 Fund	45,967.435	(1)	681,237
(4)	(2)	Fidelity Freedom 2020 Fund	32,860.518	(1)	519,525
(4)	(2)	Fidelity Freedom 2030 Fund	12,527.228	(1)	206,950
(4)	(2)	Fidelity Institutional Short-Intermediate Government Fund	22,771.282	(1)	221,337
(4)	(2)	Fidelity Freedom 2040 Fund	57,227.362	(1)	556,822
(4)		PIMCO Total Return Fund Administrative Class	640,523.744	(1)	6,847,199
(4)		FPA Capital Fund, Inc	12,919.110	(1)	474,260
(4)		American Funds Growth Fund of America Class R4	59,412.196	(1)	2,005,755

(4)	(2)	Common Collective Trust Managed Income Portfolio	713,572.770	(1)	713,573

(4)		Other Receivables - Unsettled Trades	—	(1)	17,859

(4)	(2) (3)	Valley Common Stock Fund	620,883.566	(1)	5,201,561

(4)	(2) (3)	Employee Stock Ownership Fund Valley Common Stock	491,122.515	8,583,494	8,915,043

(4)	(2)	Participant Loans (rates range from 6.00% to 9.50%)	70,434.890	(1)	70,435

					$77,491,858

(1)	Not required for participant-directed investments.
(2)	Party-in-interest - See Note 7 to financial statements.
(3)	Share amounts have been restated to reflect Valley National Bancorp's five percent common stock dividend paid on May 23, 2008 and all prior common stock dividends and splits
(4)	Funds managed by Fidelity Investments, Inc.

See accompanying notes to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized,

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

By:	/s/ Alan D. Eskow
Alan D. Eskow
Executive Vice President and Chief Financial Officer on behalf of the Plan Administrators

Date: June 27, 2008

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm